Issuer Free Writing Prospectus dated December 9, 2022
Filed Pursuant To Rule 433
Registration No. 333-255424

[Transcript of Wealth Management Real Estate (WMRE) Webinar: How to Advise Clients on the First and Only Publicly Traded Opportunity Zone Fund from December 7, 2022]

David Bodmer: Good afternoon and welcome to today's with WMRE webinar. It's called, "How to Advise Clients on the First and Only Publicly Traded Opportunity Zone Fund." This webinar is sponsored by Belpointe OZ. I'm David Bodmer, the editorial director of WMRE. In a minute, I'm going to be handing things over to our speakers. But first, I'm gonna explain how you can get the most out of this webinar. To improve your viewing and listening experience, you can move your webcast windows around by dragging on their title bars or resize them by clicking on their lower right corners. In addition, at the bottom of your screen, you'll find multiple application widgets. Clicking on these icons allows you to open and close widgets on your screen during the program, but does not remove you from the events. A copy of today's slide deck is available for download in the resource list widget. Also, please note that this webinar has been accepted for one CE credit hour towards the AEP designation program. In addition, Investments in Wealth Institute has accepted this webinar for one hour of CE credit towards the CIMA, CPWA, CIMC, and RMA certifications. Instructions for retrieving those credits are available in the resource list widget as well.

David Bodmer: And we also welcome questions about today's topic and our speakers will answer as many as possible following the presentation. You can submit your question to the queue at any time. Just type it into the Q&A window at the left-hand side of your screen and hit the submit button. You can also put in any technical questions and we will respond as we can to those as well. With that, I'm going to also please note that this session is being recorded and will be available for on-demand viewing. And to access that, you just log in using the same URL that you're using today. So today, we have with us Brandon Lacoff, who is the Founder, Chairman of the Board of Directors and CEO of Belpointe PREP, LLC. And we also have with us Cody Laidlaw, who is the Chief Investor Relations officer for Belpointe PREP. You can find more information by clicking on the speaker bio widget at the bottom of your screen. With that, I'm going to hand the floor over to Cody.

Cody Laidlaw: Perfect. Thank you very much, David, and thanks everyone for joining. So, before we get going, I have to read a quick disclaimer and then we're going to hit you with a polling question as well. So, today's presentation may include statements that are forward-looking statements within the meaning of the federal securities laws. Any forward-looking statements expressed in this webinar are made in good faith and we believe there's a reasonable basis for them. However, there are a number of risks, uncertainties and other important factors, many of which are difficult or impossible to predict, that could cause actual results to vary materially from the forward-looking statements expressed in this webinar. Except it's otherwise required by law, we will not update or revise any forward-looking statements to reflect subsequent events. Belpointe PREP has filed a registration statement with the SEC for the offer and sale of up to $750 million worth of its class A units. Investing in Belpointe PREP's class A units involves a high degree of risk, including a complete loss of your investment. You should read Belpointe PREP's most recent prospectus and any other documents that it has filed with the SEC for more complete information about Belpointe PREP and its offering.

Cody Laidlaw: Prior to making an investment decision, you should carefully consider Belpointe PREP's investment objectives and strategy, risk factors, fees and expenses, and any tax consequences

that may result from an investment in Belpointe PREP's class A units. You can obtain a copy of Belpointe PREP's prospectus and other filings on the SEC website, on our website at belpointeoz.com, or by contacting me at the phone number or email address included in today's presentation materials. So with that, I will put up the first polling question. Do you know the tax benefits that are offered by Opportunity Zone Investments? I'll leave this up for about 60 seconds. About 30 seconds to go. About 10 seconds remaining. Alright, let's see the result. Okay, so 76% of people know the tax benefits that are offered by Opportunity Zones, and the remaining 23, almost 24%, do not. Alright, interesting. With that, I will turn it over to our CEO, Brandon Lacoff.

Brandon Lacoff: Thank you, Cody. And good afternoon, everybody, if everybody's on the West Coast, still good morning. Let's see here, I'm trying to pull up the next slide. There we go.

Brandon Lacoff: So the agenda today, I want to give people, I know there's about a third of the people in the audience who don't really understand or don't know enough about Opportunity Zones to really get the basics. And I just wanted to spend a couple of minutes just high level going over the basics of Opportunity Zone, but then the rest of the time really talk about what we're doing and what we're seeing in the market, and then also talk about some of the projects that we have. And then leave hopefully 15 minutes left over for Q&A. So, what is an Opportunity Zone? How many census tracts are there? What is it? So, approximately about 10.5% of all census tracts are Opportunity Zones, which is over 8,700 designated Opportunity Zone census tracts. This was passed in the Tax Cuts and Jobs Act of 2017 that Trump signed in December of 2017 that went effective January 1st of 2018. And what is it? It's investing in certain communities around the country that were designated by individual states, the governors of each state to designate 25% of their pre-qualified zones that could have been Opportunity Zones. So, these governors came in, designated these zones as Opportunity Zones, and with that, if an investor invests through a qualified Opportunity Zone Fund, they would get certain tax benefits, and that's what we're going to talk about today.

Brandon Lacoff: So, what does an investor need to do to make a qualified Opportunity Zone Investment? Well, number one, they have to have capital gains, and they have to reinvest that capital gains within 180 days. Now, there are some extensions if you receive those capital gains through a partnership or a pass-through structure, like a partnership or an LP structure or an LLC structure. So, you have to reinvest those capital gains that you received within 180 days of recognizing those capital gains into a qualified Opportunity Zone Fund, and then that qualified Opportunity Zone Fund will reinvest those capital into Opportunity Zone deals that are in that 8,700 plus designated Opportunity Zone census tracts. Now, capital gains. What kind of capital gains does it have to be? It could be any capital gain. It could be from stocks, bonds, commodities, cryptocurrency, artwork, automobile, jewelry, real estate, anything. Anything that is designated as a capital gain, if you reinvest that capital gain within 180 days directly into a qualified Opportunity Zone Fund, you've made a qualified Opportunity Zone Investment. A lot of people ask me, does it have to be short-term capital gains? Can it be long-term capital gain or vice versa?

Brandon Lacoff: It's any capital gain. Short-term or long-term capital gain, you get the tax benefits of Opportunity Zone. One nuance, which we'll talk a little about later, it's similar to a 1031. However, you don't have to use a qualified intermediary to make the investment. So, you don't have to go through a third party to make the investment, you can make that investment into the Opportunity Zone Fund directly without using a third party to... So, you don't have to worry about closing, putting the capital with a qualified intermediary and then designating your investment. You can receive that capital gain and then make that capital gain investment, reinvest that capital gain within 180 days.

So, that means if you're only investing your capital gain, you get the basis, your principal that you put into that investment, you get that back tax-free. So, you're only investing the capital gain portion. The non-capital gain portion would be non-taxable and will be returned to the investor. Here's a map of the 8,700 census tracts around the country. Obviously, in the Midwest you see bigger census tracts. But every city, every state has a Opportunity Zone designation in their state and their city.

Brandon Lacoff: So, here's a map and you can go look online to get more information on more detailed locations. So, if I make this investment into a qualified Opportunity Zone structure using capital gains, reinvesting our capital gains within 180 days, what does the investor get? Well, number one, they get to defer their capital gain, they get to defer their capital gain until the end of 2026. So, that's approximately about four years from now. So, April 15th of 2027 they'll actually have to pay their capital gain. So, number one, you get your deferral. Number two, which is one of the big tax benefits, is the elimination of capital gains on the growth of the investment. So, number one, we talked about the deferral and you have that until the end of 2026. And then that tax is owed on the deferred portion, April 15th, 2027. But when you made that investment, the growth of the new investment that you made, the reinvestment of the capital gain, if you hold that investment for 10 years, you have a... The appreciation of that investment after 10 years will be tax free. So, you make the investment, let's say today or next year, whenever the investment is made, you have a 10-year holding period to get the 10-year elimination of your capital gains.

Brandon Lacoff: And anything after 10 years, so it could be 10, 11, 12, 13, up to 20, up to 2047, the year 2047, the growth of that investment, as long as you hold that stock for a minimum of 10 years, is tax free. So, that's the second benefit. The third benefit where people really don't discuss is the possible state income tax benefit. So, this is a federal program that goes for the federal taxes. You can also get this tax benefit at the state level and the state level is in every state, here's a map real quick. Except for five states; California, Mississippi, North Carolina, New York and Massachusetts. If you live in one of those five states, you will not receive the tax benefit at the state level, you still get it at the federal level, but you would not get it at the state level. So, if you reside in one of the other states, you get both the federal and state level. And obviously, there's states that are in gray, like Florida and Tennessee and Texas and Nevada, that have no state income tax anyway. So, it's a mood issue for those states 'cause there is no tax for capital gains.

Brandon Lacoff: So again, except for those five states, you receive the tax benefit both at the federal and state level. Number four, which is another tax benefit where people really don't talk about, I think is as important as the second tax benefit, is no depreciation recapture tax. And what that is, is if you hold the stock again for 10 years, you get the elimination of the capital gains tax on the growth of the investment plus any depreciation that you take over that 10-year period or more, can be more than 10 years. If you hold the investment for 20 years, you get it for the 20 years, there's no depreciation recapture. So, you get the benefit of the depreciation to offset income and you don't have to pay any of that depreciation recapture at the end, as long as you hold that investment for at least 10 years. And again, that is a huge tax benefit in addition to the elimination of the capital gains. Cody, do you wanna go back to our next polling question?

Cody Laidlaw: Sure.

Brandon Lacoff: Okay, I think I can pull it up for us actually.

Cody Laidlaw: Next question. So, have you or a client invested in a Qualified Opportunity Fund?

I'll keep this one up for 60 seconds as well. About 30 seconds remaining, 10 seconds. Alright, let's see the results. So, 23.3% have invested or had a client invest into a Qualified Opportunity Fund and 76.7% have not.

Brandon Lacoff: That's a high percentage that have not. So, hopefully we'll be able to convince more people that it makes sense for the tax advantages. My guess is, talking to a lot of advisors, I think a lot of advisors have not used Opportunity Zone investing because it's a 10-year hold and there's no liquidity. And I think that's one of the things that we're gonna talk about, how we solved that problem.

Cody Laidlaw: Correct.

Brandon Lacoff: So, looking at our structural advantages. So, actually, before we get there, I see a question that has come up which is part of the last questions. Actually, there's a couple, I can't pull up the first one. But the second one is asking does it have to be within 180 days? And the answer is yes, it has to be within 180 days. However, the nuance is the 180 days, you can get two additional 180-day periods depending if you invested through a... If the capital gains were received through a partnership or a pass-through entity.

Brandon Lacoff: It could be an LLC, it could be an S-corp or many different structures. So, you can get two more bites out of the apple for 180 days. The 180 days would restart over either at the end of the year if it's through a partnership or a pass-through entity or of March 15th, another 180 days would start then. So, you don't get consecutive 180 days, you can pick which 180 days you wanna pick. So, that's only if it's through a pass-through partnership LLC kind of structure. You can pick which 180 days you wanna use for your investment which obviously would then extend the period out past the initial 180-day recognition of the capital gain. So, I just wanted to answer that.

Cody Laidlaw: And that point, Brandon, right there is a little convoluted. So, if you do have any questions on it or if it applies to you, feel free to reach out to me or anybody else at Belpointe.

Brandon Lacoff: Yeah, that's a great point. One of the things that we do here, we have in-house tax, attorneys in-house, I'm a tax attorney myself. So yeah, you would be able to get that extension. But if anybody has any questions, you can reach out to Cody and we'll make sure either Cody can answer it or if it's more complicated, we want to bring in our legal experts that are in-house, we're happy to look at the facts, the details of the facts to make sure your client qualifies. So, that's an important... We do not want to miss that 180-day window, even though there's multiple windows, we want to make sure. So again, if it's through a pass-through or an LLC, yes, you would get an additional 180-day periods depending which one you wanna use. So, let's talk about the structural advantages, why our structure is completely different and why a publicly traded structure is the number one, obviously in our view, and why we spent the time and energy to go through the SEC process to have this structure. So, there's four categories. What is, I guess, the basic structure of a PREP, which is very similar to a REIT. The only difference is we issue K-1s versus 1099s. So, similar to a REIT, obviously actively managed real estate portfolio with real estate experience, real estate professional.

Brandon Lacoff: So we've been around for over 20 years. We have a lot of people that came from either Avalon Bay, which is one of the largest multifamily development companies. WP Carey, a lot of those former employees now work for us on the accounting side and the tax... Not the tax side but I guess the reporting on the accounting side. So having that team of professionals in-house obviously really separates us from most of our competitors because to have that expertise, you need to have that

experience. So very important. Obviously diversification, not just geographic diversification but the product type that we're building. Yes, we're focused on residential but there's different types of residential. There's student housing, there's class A multifamily housing, there's workforce housing. So we're going to talk a little bit why housing is important and why we think it's the best risk return for our investors' capital. Plus obviously because of the Avalon Bay experience and that's where our expertise really lies is on residential development. Because of the K-1 because we're a publicly traded partnership, we're an LLC, past re-depreciation obviously is important to offset income. So most of our or a lot of our income that we'll be distributing to our shareholders will be protected for tax purposes because of depreciation offset.

Brandon Lacoff: So having that offset of depreciation will make that income tax free or at least majority of that tax free. Obviously because we're a publicly traded partnership, we're required, just like a REIT, to distribute at least 90% of our income, our net income to our shareholders. So that is a requirement under the publicly traded partnership requirements very similar to a REIT structure. Again, so we're required to at least distribute 90% on a quarterly basis. If not, we're planning on distributing 100% but at minimum we're going to distribute 90% under federal statute. Let's talk about the tax advantages. We really hit about... We hit on most of this already but I just want to remind everybody what the tax benefits are. Again, you get the deferral until the end of 2026. We expect... I see one of the questions here, we expect the program or we hope the program will get extended for two years which means the deferral and all these tax benefits will be extended out for two years until the end of 2028. But again, Congress has not passed that yet. We're hoping we're going to see that at the end of this year or maybe next year. But as of now the deferral... If you reinvest your capital gain you get deferral until the end of 2026.

Brandon Lacoff: Again, if you hold the stock for 10 years, you get the elimination of any capital gains on the growth of the investment. So if you buy for it right now I think we're at around $100 a share. If that goes up to $300 a share, that $200 growth would be tax-free as long as you hold it for at least 10 years. 10 years or greater is the requirement on the hold period to get the full tax benefit. Obviously, we talked about the state's income tax benefit except for the five states. If you reside in one of those five states, you only get the federal. If you reside in any of the other states, you get the benefit of course at the state level. Another tax benefit is 199A, which is if any income is... Atleast if it's not covered by depreciation or it's not covered by depreciation offset, 20% would be reduced under 199A, which also came out of the 2017 Act which typically would have all these exclusions. But because it's a publicly traded partnership structure, those exclusions don't apply. So you get the full 20%. The next benefit which we talked about is the no depreciation recapture. So again, you hold this stock for 10 years.

Brandon Lacoff: Normally, when you take the benefit of depreciation and you sell, you have depreciation recapture. Here, there is no depreciation recapture as long as you hold it for 10 years. So that 10-year mark is both for the elimination of capital gains on the growth and the elimination of depreciation recapture tax. So those are obviously the tax advantages of an Opportunity Zone structure. And obviously, the 199A applies because we are a publicly traded partnership. Being publicly traded, this is probably one of the most important. This is the next column of the most important things about our structure and what makes us different compared to everybody else. So why being publicly traded? Why did we do what we did? Well, number one, it gives better transparency and better reporting. And I think it gives investors more comfort because we are an SCC regulated company that has to report certain reporting on a quarterly basis and sometimes even more often. If certain events happen obviously the SCC requires a certain kind of reporting. So that's a

requirement and obviously any public company has to meet those requirements. Number one. Number two is giving our shareholders... Giving the advisors and giving shareholders the ability to simply be able to buy the stock and really one click investing.

Brandon Lacoff: Normally, if you go into any other structure, you'd have to fill out subscriptions, authorizations, wire money. There's a bunch of steps that an advisor and you have to make sure the advisor is accredited and all that kind of stuff and fill out paperwork for that. Here, there's no paperwork. You simply have to just buy the stock and you've made a valid Opportunity Zone Investment. Yes, you still have to file this investment on your tax returns and make the election on your tax returns at the end of the year when you file your tax returns in the following April. But in this structure, you don't have to do any of those additional paperwork. You simply are buying the stock like you would buy any other security out there, IBM, Tesla, anything else. You simply buy the security and you've made a valid Opportunity Zone Investment. Yes you still have to do it within 180 days, but there's no red tape to making the investment.

Brandon Lacoff: The second part of that liquidity is also the exit. Putting the control and the power in the shareholders' hands, it allows our shareholders to decide when they want to exit. If they want to leave early and they want to forego some of the tax benefits and leave after a year or after days or after hours, they have the ability, the full power and ability to exit whenever they want. They simply just call their advisor, call you guys and say, I want to exit and I want to get my money out 'cause I want to use that money elsewhere. There is no penalty. There's no restrictions. Recently there's a bunch of companies that... There are REITs that had gates that didn't allow if you've read in any really, publication, any business publication you can see what's going on in the REIT industry. This structure doesn't have those issues because it's daily liquidity. Obviously being a NYSE company, stock trades from 9.30 to 4.00 every day and allows the shareholders to have control over their exit. One of the benefits of having that exit, yes, is to exit before the 10 years, which is a great ability and yes, most investors, 99% of our shareholders are going to hold for at least 10 years.

Brandon Lacoff: But more importantly, it allows our shareholders to continue to get the benefit after 10 years. In a private structure, those investors are not going to exit by their choice. They're going to exit because the fund has a 10-year life and they're going to sell that asset in year 10. Whenever the last investor came in, it's going to be 10 years after that last investor. In our structure, if you're one of the early investors in a structure, you might have to wait six months extra or 10 months extra. In our structure, you can leave on your 10-year anniversary. You can just exit and sell the stock at that date or more importantly, if you want to continue to get the appreciation of the stock and the real estate tax-free, you can continue to own that security for as long as you wish because that investor and that advisor can have full control. It allows the tax benefits and the income that you're getting from that tax benefit, which a lot of that income is going to be, if not all the income, the taxable portion is going to be offset by depreciation so hopefully, all that income is going to be tax-free for the shareholders.

Brandon Lacoff: That investor can continue to get that tax-free income plus get the tax-free growth in the stock as long as it's more than 10 years. They can continue to hold it for 20 plus years if they choose. So again, that power of control is a big benefit for our investors 'cause it's not just a simple 10-year investment. If they choose, they can hold longer. Again, we talked about this a little bit before. Accredited and non-accredited investors obviously have access to the structure because we're a New York Stock Exchange company. And again very low investment minimum because all you have to do is buy one share, which is trading on around $100 a share. So there is no minimum 100,000 or 500,000 that you'll see in other structures. You simply have to just buy one share to participate in the

structure. Some of the things that we're doing in the last column that we're doing that really separates ourselves in addition to the expertise that we have and being a publicly traded that gives complete liquidity to our shareholders is the way we're charging our fees and our carried interest in our structure. Number one, our management fee is 75 basis points which is 63% less than our competitors, which are typically around 2%.

Brandon Lacoff: So having a 75 basis point fee, we thought was important because it allows advisors to tack on their fee, which is approximately 50 to 100 basis points and still keep it less than 2%. So having that low fee is important for our investors and our advisors that we work with. The second thing that we structured in our structure is having a minimal carried interest. Our carried interest is only 5%. So we receive 5% of the profits, the value that we create in the real estate, not just the stock. This is actually in the real estate. So we actually create value if it's either cash flow or better yet, if we sell an asset like say 15, 20 years from now and that asset sold for a profit, the manager just like in any funds, would receive a portion of that. Our portion is only 5% when our competitors are typically 15 to 20%, sometimes even up to north of 20%. I've seen 25 to 30%. But typically it's around 20% on average and we're only taking a quarter of that, which is 5%. So really passing on that growth to our investors. No investor servicing fee, which is a big... You'll see in a lot of structures they're charging a management fee and then they're also charging another fee, which is called this investor servicing fee, which is typical on the more of the broker dealer side of the business.

Brandon Lacoff: No capital calls, which is a huge factor where if a project gets in trouble or other funds get in trouble and they need more capital for whatever reason, let's say they can't borrow as much or whatever the issue is, our structure has no capital calls. Other structures have actually called capital already and have a capital call, which means those investors need to be ready for that capital call and they need a capital gain ready for that capital call, which is not always easy unless you're selling stocks to get that quick liquidity. Again, our structure, no capital call. There's no worries for your clients. The next benefit is acquisition of qualified Opportunity Zone deals that are already stabilized deals and we're going to talk about that next in the next slide. So we'll talk about it here. So the one thing I failed to mention 'cause I didn't want to get too much in the weeds is when you're investing into an Opportunity Zone Fund, that Opportunity Zone Fund has to take 90% of its capital raised and invest it into qualified Opportunity Zone deals. Now the investment into those deals have to be either brand new ground up construction, so you're taking an existing property, you're making sure if it has a building on it, you're wiping that building out and it's a ground up brand new construction.

Brandon Lacoff: So that's one option. The other option is you can take an existing building and you have to double the value of that building. So if you bought that building for $30 million, you would have to put another $30 million into that building with renovations. So the whole point of this program is to one... Number one, invest in certain census tracts, which we talked about was the 8,700 census tracts out there that are qualified Opportunity Zone census tracts. That's number one. And then number two, when you invest in that census tract, you either have to have brand new construction, so ground up construction, or you have to meet the substantial improvement test, which means if you buy an existing building and you're going to renovate that building, you have to put a lot of capital into that building. You have to double the value. So if you bought it for $20 million, you've got to put $20 million in renovation. If you bought it for $40 million, you've got to put $40 million of renovation into that building or more because they wanted you to create jobs, they want you to create revitalization in certain census tracts, and that is the requirement to meet the Opportunity Zone regulations at the fund level.

Brandon Lacoff: Well, there's actually kind of a third category, and that third category is really exclusive to our structure, and that's our ability to acquire already built, already stabilized acquisitions, so assets that are already stabilized. So let's say there's a multifamily project that was built by another Opportunity Zone Fund out there. That Opportunity Zone Fund would typically hold it for 10 years, so their sponsors would be stuck, just like their investors, would be stuck for that 10-year period before they can liquidate that asset. Our ability is to go out and acquire those qualified Opportunity Zone Funds and their assets and be able to acquire it because we're a publicly traded company, and that company is a partnership, that ability allows us to acquire their parent company and make it into a tax-free transaction, which allows those funds to recognize the profit and be in a tax-free transaction, and that tax-free transaction preserves the Opportunity Zone... The benefits for those shareholders and also preserves it for our shareholders. So if you look in the slide, we talk about everybody wins. So number one, the sponsors of those acquired Opportunity Zone Funds, they're happy because they're getting their money eight years faster than they normally would expect.

Brandon Lacoff: So they're getting... They built something, they created the value, and now we're buying it, and those sponsors get their money much faster than they expected, so they don't have to wait the full 10 years, so they're happy. The second is their... Second win is their investors. Investors in those acquired Opportunity Zone Funds, they're happy because again, they get to recognize their profit, and again it's tax-free, and we still keep the tax benefits for Opportunity Zone regulations intact. So they still get the benefit. They get to recognize their capital gain and at the same time get to keep the tax benefits for them. For our shareholders it's a win for us as well, and that's why it's a win for everybody, all three wins, because our shareholders get those assets, get the cash flow from those assets, because those are stabilized assets, so we're going to be able to buy those assets and acquire... I shouldn't say buy, but acquire those assets and get those cash flows, so that cash flow will be coming to us immediately, and we don't have to have the risk of construction and development and getting entitlements and lease up risk.

Brandon Lacoff: All that risk goes away, and we get the cash flow and we get the asset without having to develop that asset. So that is part of our strategy, and we'll talk more about that in later slides, but our ability to go out and acquire already built, already stabilized assets, Opportunity Zone assets, and get the tax benefits for our shareholders and preserving it for the investors that we're acquiring from is a win-win-win for all parties. So let's talk about our investment strategy. How are we putting the capital out? Where are we investing? And we're going to talk a little later what we've invested in. So we're looking for demographics and really we're looking for data in those census tracts, and that data is really based on... The census tracts were based on 2010 data, and now we have data that is 2022. So 12 years old... 12 years of past data, and we can see markets like Sanford, Connecticut, Nashville, Florida, all different markets in Florida, many different markets that are going through a lot of change. Cities like, for example, Sarasota has put a lot of money into the arts and to their downtown, and have really, not that they've cleaned it up, because it was always a nice downtown, but it's gotten much, much better with the investment.

Brandon Lacoff: Same with Stanford and other cities that made an investment over the last 20, 30 years, and the question is, would that census tract still be an Opportunity Zone today versus what it was in 2010? Certain areas, yes. Certain areas, no. But even if they're still unqualified they would still be on the up and up and growing, and that's what we want to see. We want to see growth. So really our investment strategy is geographic locations within 75 miles of a metropolitan city. The number two, which we talked about, is acquiring already built, already stabilized Opportunity Zone assets, which that's something that's new for us, that we converted from a reach structure to a publicly traded

partnership structure about a year ago, and now we're starting to focus on that. Obviously we're hoping to see if some interest rates come down a little bit to help us with those transactions, really stabilized the value of real estate. Asset classes, we talked about... Because of our expertise, the Avalon Bay expertise, and it's not just that, it's also reducing risk which we'll talk about in the next slide is multifamily we feel is the safest asset class to be in the real estate industry.

Brandon Lacoff: Our investment platforms, we have a franchise and programmatic platform. The franchise is really that we'll open up, we'll find the market that we wanna make a lot of investments in, like we did in Florida, and we'll bring in developers and open up an office around that developer, almost like a franchise business down in that market. It's a Belpointe brand, and we're bringing people in to build that office out. We also have programmatic platforms like we have in Connecticut and in Nashville, Tennessee, where we have a strong partner in that market, and we continue to do... We have an exclusive joint venture with them. Anything they find, they have to bring it to us first, so especially off-market deals, they bring it to us first, and then we make a programmatic partnership structure with them, and then we continue to do repeat business in that region with that developer. Strategic locations, obviously we're investing mostly urban areas and focused on, close to employment and transportation and really infill development locations. And obviously, underwriting, one of the most important things, you've got to have the right underwriting, you're using the right analytics from job growth to demographics to employment and all the other factors that you would expect in investing in real estate.

Brandon Lacoff: Obviously, one of the things that we do when we're underwriting our deals is we're underwriting the deals as if it was built today. What would the rent be today, trying living with other properties in the market? What would the rent be? What would the expenses be? What is the untrended yield on that project? What was the untrended return on our capital? Unlevered, untrended, and then obviously we put leverage on what we're building, but we want to underwrite that deal as if it had no leverage and the rents were not going up. Now, we're still using the data to see what we think the rent growth is, 'cause rent growth is important, but we're underwriting that deal. We are not looking at rent growth because we don't know what the market is gonna be next year. We don't know what it's going to be in five years. We feel in five, ten years it's gonna have growth, but we don't want to underwrite what that growth is 'cause it's got to work today, not in the future, or it's going to work in the future, but it's got to work today first before it can work in the future.

Brandon Lacoff: Risk mitigation. I don't wanna spend too much time 'cause we're running low on time, but everybody can see the slide, but obviously having that expertise in-house with development and construction oversight obviously is important. Having that Avalon, the former Avalon Bay developers and construction professionals is important 'cause we're not passive investors. We're very hands-on. Even if we have a local partner, we're still very, very hands-on, so having that oversight and expertise is important. Obviously geographic diversification, we talked about not just being invested in one state or one city. Having that diversification is important. Again, multifamily assets is critical because we believe that has the best return for the risk profile, so that's extremely important in what we invest in. It's also what we know best as well. Multifamily again can be... It doesn't have to just be Class A multifamily. It can be anything in that multifamily. It can be student housing. It can be senior housing. It can be workforce housing. Managing the risk when it comes to leverage, extremely important, making sure we have the right leverage. Our targets portfolio, once we're stabilized, will be around 60% or less, so again that's managing risk.

Brandon Lacoff: We talked about the next category, which is lower fees and lower carried interest.

Again, the lower the fee we charge, the less risk our investors have because we're taking less out of their pocket and putting more into the grounds and what I mean into the ground, into development and construction, so that's important. Lower fees, 'cause this is a 10-plus-year hold, even though not every investor may hold for 10 years, but we have to underwrite and people have to plan on they're holding this for 10 years, so having lower fees is obviously important. We talked about acquiring stabilized assets. Obviously, by acquiring stabilized assets, gets us cash flow faster, but more importantly, reduces the risk of construction risk and development risk and all the other risks that come along with developments of any kind of property. And then the asset diversification, which we talked about, again, we're in all different kind of residential, from student housing, to Class A, to workforce housing. Here's a quick example of a project that we built in an Opportunity Zone, but we actually built it before. It was in our last fund. We built it before Opportunity Zones were even a thing. We started in 2015. We built it, we completed it in 2017, and we sold it in 2019, again, if we held this thing for 10 years.

Brandon Lacoff: Now, we bought the property and we developed it before Opportunity Zones were a thing, so even if we still held it, we wouldn't get the tax benefits 'cause it has to be investments that were made starting January 1st, 2018 or later. This is an investment we made in 2015, so we were unfortunately too early, but it shows you a picture of what we've done to 109 units on the waterfront in Stanford, again, an area that's gone through a lot of revitalization over the last 20 years and gives you... We built it for about 39 million. We sold it for 50 and gives you an example of what we've done in the past. Real quick and then hopefully we'll have ourselves 10 minutes for Q&A. People obviously... It's important to know what you're investing in. Yes, we have a structure. Our structure is amazing. It has the lowest fees, has the lowest carried interest. It has daily liquidity. All that stuff is great, but you still have to know what is this company investing in? And that hasn't changed and that importance is right here in front of us. So these are... We own 15 assets of which 10 are development assets and this is a couple, I think five of them that we're going to talk about real quick.

Brandon Lacoff: Number one, Sarasota market. We think it's a phenomenal market. This is on Main Street, which is like Darrowdale Drive. We're about seven blocks away from Ritz Carlton, which is on the waterfront in Sarasota. And that's why it's a phenomenal location. Believe it or not, it is an Opportunity Zone because the census tract is a big census tract and if you go a half a mile or a mile north or northwest, it's not as nice of an area and that's what makes it more of a census tract of Opportunity Zone, but on Main Street it's a beautiful location. We're building 424 units, actually 418 plus some hotel units. So it's gonna be 424 units with 50,000 square feet of retail. We're working on a grocer who's gonna be the lead retailer, will take about half, maybe a little less than half of the square footage of the retail, which we're excited about. And we... And this is just gonna be a luxury Class A multifamily with all the amenities that you would expect from a fitness room to a club room, to heated pool and grills and all the amenities that you would expect in a Class A apartment.

Brandon Lacoff: It will be the nicest multifamily in Sarasota. There's a lot of growth in Sarasota. They've seen about 40% growth in the last two years and that's in rent growth and a lot of demands move from the northeast or the midwest down to this market. And so we're excited about this. This is currently under construction right now and we're very excited about this asset. I'm just gonna keep on jumping real quick. So again, this is a block west... A block and a half west across the street. Again, same street, phenomenal location, 1700 Main Street in Sarasota, Florida. Again, six blocks away from Ritz-Carlton. Again, same Class A apartments. This will be north of 160 units. This is still in design phase right now and we're excited about this. All the same amenities that you would expect. We'll have a pool, rooftop pool here. We'll have a gym, all the high-end amenities that you would

expect in a Class A apartment in this market or any market in Florida. Right behind that building is 1701 Ringling. We bought this building. This is an office building. We typically don't buy office buildings, but this was an 80,000 square foot building that was a sale lease back.

Brandon Lacoff: So Frontier was going through bankruptcy. We bought it from them and they agreed to, and this was part of their proposal, was to lease 40,000 square feet, which is half of the building, in a sale lease back and they're responsible for 100% of the expenses. So they're covering 100% of the expenses, but leasing half of the space from us. This is where they have the 911 switchboard and all that kind of stuff through. So obviously it's an important building to them. We know they're not going anywhere. We're renovating the building and then lease out the other 40,000 square feet. But part of the value here was to take the density for the previous project, 1700 Main Street, which almost connects their adjacent properties, and having those two properties adjacent to each other, we were able to take the density, the amount of units that we can build from this property and move it to the other property. So that created a lot of value, which means after we paid around 6.8 million for it, when you take the density off this property and the value that you're switching over, you're left with around four something million in value, four to four and a half million in value what we paid for it.

Brandon Lacoff: And in our opinion, and even with appraisals, the land is worth approximately around that four to four and a half million dollar value based on what we paid for it. It might be worth more now, I don't know. But when we paid for it about two years ago, it was... We bought the land and in our eyes we looked at it as we got the building for free. So again, when I said before, when we have to meet the substantial improvement test, which is this is a perfect example, we have to meet that test. So if the value, let's say based on appraisals, the building was worth a million dollars, we paid about a million dollars for this building, all we have to do to meet the requirement is put a million dollars of renovation in this building and it qualifies for qualified Opportunity Zone Investment. And that's why we bought it, to get the density for next door for $1700, but also we thought this was a great investment because of the low basis we have and the sale lease back that we got from Frontier. So we're excited about this investment in this market.

Brandon Lacoff: Just north about 45 minutes north is St. Pete, and the St. Pete market is again another market that's on fire and obviously we're excited about this market. This is north of 260 units that we're building. Again, all the same amenities rooftop club area and luxury pools and all this other retail that's around us just like in Sarasota, so it's the same type of product. This is a little bit taller building. Sarasota is a 10 story building. This is a 15 story building. And again, excited about this project. We expect this project to begin construction sometime first half of next year. And again, we're excited about Sarasota and the strong market that the west side of Florida has. It's been, pre the pandemic and definitely during the pandemic, it's been a very high growth markets. Nashville, Tennessee, we have a bunch of projects in Nashville. This is 8th Avenue, north of 265 units that we're building here. And again, this is something that we expect to break ground hopefully sometime next year. And this is still in the design phase. But we're excited about our partnership with our partner, but also with the location. This is just outside the Gulch. The first project outside the Opportunity Zone outside the Gulch.

Brandon Lacoff: So we're kind of getting the benefit of the Gulch, but we're in the Opportunity Zone 'cause we're on the other side of the highway. Phenomenal location, a lot of growth happening in Nashville. And because of that growth, even the next couple... Next project, we're buying a portfolio of properties that we're gonna develop, hopefully 400 to maybe even 1,000 units over time in that

national market. So we have a couple of different projects going on in Nashville and we're obviously excited about the pipeline in Nashville. The last project before we get to the next Q&A, actually before Q&A, the next polling question is Sarasota sorry, not Sarasota, Storrs Road, which is in Mansfield, Connecticut, which is actually UConn, University of Connecticut, one of the largest universities obviously in Connecticut. It's the staple in Connecticut. Right now, approximately 80% of students live on campus, where typically university is around 60%. There's a lot of demand. There hasn't been a lot of supply built in the last 40, 50 years. It's only been one. And there's not a lot coming in the pipeline because the university owns most of the property around and whatever the university doesn't own has a lot of wetlands.

Brandon Lacoff: So this is a perfect example where we're buying 60 acres to get about 20 acres of buildable property. Again, this is more geared to students and we got surface parking, wood construction, which will allow us to build at a higher yield 'cause we don't have to build a parking structure or a high rise. So again, excited about this market because there's a lot of demand, a lot of pent up demands for student housing in this market and it's very, very difficult to get something approved in this market. Cody, you wanna get to the polling question then we can get to a couple of questions.

Cody Laidlaw: Yes, perfect. So I'm gonna keep this one up for 30 seconds just due to lack of time. So would you like someone from Belpointe to reach out to you after the webinar? 30 seconds to go. About 15 seconds left. All right, I'm gonna close the poll and then we'll go to questions. Let's see, Brandon, I'll give you a softball just to warm me up. What is the ticker symbol?

Brandon Lacoff: That's easy. It's, obviously, it's OZ. So on the NYC, symbol is OZ, Opportunity Zone. That's what it stands for.

Cody Laidlaw: Perfect. And I was just gonna ask what it stands for. There we go. You mentioned an extension is available for certain entity types. Can you go over that one more time?

Brandon Lacoff: Yes. So you get to pick which 180-day period you wanna use, there's three periods. If you have a pass-through entity, so LLC, LP, S-corp, if you have a pass-through tax entity, you get to choose which 180 days you wanna pick. You can pick either the original 180 days when the actual sale happens, when the capital gain was recognized, or you can pick 180 days from December 31st, that's the end of the year, the last day of the year, you can get 180 days from there, or you can have 180 days from when the tax return would be due without extensions, which is typically March 15th. So if the capital gain was received through a pass-through entity, tax through an LLC or a partnership, you would have three bites of the apple, either when it was actually received, the capital gain, at the last day of the year, or March 15th of the following year.

Cody Laidlaw: Perfect. Two-part question, and it's common, at least the second part is, besides just purchasing OZ with eligible capital gains, is there anything else we need to do? Second part being, and I got this probably three times this morning, do we have to form our own Qualified Opportunity Fund to invest?

Brandon Lacoff: So the first question is, in our structure, all you have to do is buy the stock. If you were making an investment in another structure, obviously you'd have to do other paperwork, like a subscription agreement and wire money and get authorization if you're an advisor and all that kind of stuff. Here, you simply have to just buy the stock. And then the other stuff you would have to make

is at the end of the year, when you're filing that person's tax returns, your client's tax returns, they would, the client, would have to go to their tax preparer and fill out an 8949, which they would have to do anyway with the capital gain. That's where you report the capital gain. So you would report your capital gain, and then on that form, you would make the election that you made an Opportunity Zone Investment within 180 days. And then the 8997 talks about which fund you actually invested in. So if you made an investment in our structure, you bought our stock, you would have to fill out your tax return portion, which you'd have to do for any funds.

Brandon Lacoff: So the 8949 and 8997 are the two forms you'd have to fill out for your client, not until the tax return is due is when you fill out that tax return information. What was the second part of your question again?

Cody Laidlaw: The second part was do you have to form your own Qualified Opportunity Fund to make the investment?

Brandon Lacoff: No, you actually can't have... You can't set up your own qualified Opportunity Zone Fund and have that investment to another qualified Opportunity Zone Fund. That's against the regulation. So you would not set up your own qualified Opportunity Zone Fund, you would just make the investment. And you can actually make the investment personally, individually, or through the entity. So if an entity had the capital gain, you can distribute it to the shareholders and the shareholders could then to the members and then those members can make the... You can do that the member level or you can actually make the investment at the entity level. Typically, you do it at the client level, which is the member level.

Cody Laidlaw: Perfect. I think we have almost a minute left. So we'll do rapid fire two questions, does purchasing your stock from someone that is reselling it, aka secondary transaction qualify for the Opportunity Zone program?

Brandon Lacoff: It does. Doesn't matter who you buy from. Doesn't matter if you buy from the company or another another seller.

Cody Laidlaw: Perfect. Can you explain the benefits of the OZ program that are still achievable for new investors if they invest by the end of the year?

Brandon Lacoff: Yeah, so you're saying, tax benefits wise is that what you're asking? Was that what the question?

Cody Laidlaw: Correct. Correct.

Brandon Lacoff: Yeah, so the... Right now, if the program gets extended, yes, the old tax benefits would come back and potentially you would get the 15% step up basis, which means they would if they held the stock for six years, they would reduce their capital gain by 15%, their old capital gain by 15%. But again, we don't know if, we're not assured yet, if the program is gonna get extended by Congress or not. If it gets extended, then the old tax benefits would come back into play. And would either give you a 10% step up basis or a 15% step up basis, which means you hold it for a certain period of time, you would reduce your capital gain 10 or 15%. But we don't know at this point. So right now, the benefit that you get is just simply the deferral and the exclusion, both at federal and state level, depending on what state you live in, of the capital gains on the growth and also the

depreciation tax benefits that you don't have to have depreciation recapture. Those are the benefits that you would get today. And if the program gets extended, retroactively, you would get the other benefits as well, if they extend the program, which we hope they do.

Cody Laidlaw: Perfect. I think one more question, and then we'll wrap it up. At the 10 year mark, really at any point, how do unit holders exit their position?

Brandon Lacoff: They simply just call their advisor and sell the stock. So the full control is in the shareholders hands. They get to decide when they want to exit. And the vast majority of our shareholders that we've spoken to all said they don't want to hold for just 10 years. They want this stock, they want the real estate to continue to appreciate and that appreciation to reflect in the stock, which would then reflect in the shareholders growth. And as the company continues to grow, even after 10 years or even after 20 years, that growth would be tax free 'cause they held it for at least 10 years or greater. So as long as you hold it for at least 10 years, the growth of the stock is tax free. So that's one of the benefits of our structure is you don't have to exit.

Brandon Lacoff: The control of the exit is in the shareholders hands. They simply just have to sell the stock to exit. And giving our shareholders the ability to decide when they want to sell is the beauty of our structure 'cause they have the control of the exit. It's not a manager, it's not us. We're just making the investments. It's the shareholders and their advisors to decide when they're gonna exit. And if they want to continue to get the tax benefits of Opportunity Zone for more than 10 years, they just have to simply hold the stock.

Cody Laidlaw: Perfect. I think that concludes it. David, I know you have some housekeeping items I believe to do before we shut it down.

David Bodmer: Yes. Thank you to Brandon and Cody for the great presentation and for handling so any of those questions. I'd also like to thank Belpointe OZ for making today's webinar possible. For our audience, once you leave the event, a short survey is gonna pop up in your browser window so we would appreciate it if you could share your feedback as it helps us to provide you with the best content going forward. So on behalf of Wealth Management Real Estate, thank you for taking some time in your afternoon to tune into this and have a great rest of the day.

Brandon Lacoff: Thanks everybody. Appreciate it.


NYSE American : OZ
PUBLICLY TRADED
OPPORTUNITY ZONE FUND

Today's Presenters

NYSE American: OZ

Brandon E. Lacoff
Chief Executive Officer
Chairman of the Board of Directors

NYSE American: OZ

Cody Laidlaw
Chief Investor Relations Officer

Cautionary Note Regarding Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by words such as "anticipate," "approximately," "believe," "continue," "could," "estimate," "expect," "intend," "may," "outlook," "plan," "potential," "predict," "seek," "should," "will" and "would" or the negative version of these words or other comparable words or statements that do not relate strictly to historical or factual matters. However, the absence of these words or comparable words does not mean that a statement is not forward-looking. By their nature, forward-looking statements speak only as of the date they are made, are not statements of historical fact or guarantees of future performance and are subject to risks, uncertainties, assumptions or changes in circumstances that are difficult to predict or quantify. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them. However, there can be no assurance that our expectations, beliefs and projections will result or be achieved, and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from the forward-looking statements contained in this presentation, including, among others, the risks set forth under the heading "Risk Factors" in our prospectus filed with the U.S. Securities and Exchange Commission ("SEC") on October 1, 2021, as the same may be amended or supplemented from time to time, a copy of which may be accessed here, as well as from time to time in our other filings with the SEC.

We caution you that the risks, uncertainties and other factors referenced above may not contain all of the risks, uncertainties and other factors that are important to you. There may be other factors that cause our actual results to differ materially from any forward-looking statements. In addition, we cannot assure you that we will realize the results, benefits or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our plans, strategies and objectives, which we consider to be reasonable, will be achieved. All forward-looking statements in this presentation apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this presentation and in other filings we make with the SEC. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

©2022 Belpointe PREP, LLC. All rights reserved.

Important Information and Disclosures

This presentation highlights basic information about Belpointe PREP, LLC ("Belpointe OZ") and its offering, because this is a summary it does not contain all of the information that you should consider before investing in Belpointe OZ's Class A units.

Belpointe OZ has filed a registration statement (including a prospectus) with the SEC for the offer and sale of up to $750,000,000 of Class A units representing limited liability interests in Belpointe OZ. You should read Belpointe OZ's most recent prospectus and the other documents that it has filed with the SEC for more complete information about Belpointe OZ and the offering.

Investing in Belpointe OZ's Class A units involves a high degree of risk, including a complete loss of investment. Prior to making an investment decision, you should carefully consider Belpointe OZ's investment objectives and strategy, risk factors, fees and expenses and any tax consequences that may results from an investment in Belpointe OZ's Class A units. To view Belpointe OZ's most recent prospectus containing this and other important information visit ww.sec.gov or www.belpointeoz.com. Alternatively, you may request Belpointe OZ send you the prospectus by calling (203) 883-1944 or emailing claidlaw@belpointe.com. Read the prospectus in its entirety before making an investment decision.

This presentation may not be distributed in any jurisdiction where it is unlawful to do so. Nothing in this presentation is or should be construed as an offer to sell or solicitation of an offer to buy Belpointe OZ's Class A units in any jurisdiction where it is unlawful to do so.


"Do Good While Doing Good"

OZ Real Estate Group — *Overview*

OZ is managed by *Belpointe's Real Estate Team,* which is headquartered in Greenwich, Connecticut. **Belpointe is a fully integrated real estate development, construction and management firm specializing in multifamily investment strategies, specifically in ground-up construction.**

Belpointe's real estate team consists of former AvalonBay® professionals who have extensive expertise as developers and construction managers, with over $1 billion dollars in real estate developments.

Having access to Belpointe's development and construction capabilities gives OZ an immense advantage over competitors, since Belpointe can actively manage the risks associated with new developments.

Since 2012, Belpointe's development team has sponsored three real estate investment vehicles that have raised an aggregate of approximately $236 million of equity capital and have made 13 investments consisting of 12 individual properties, with an aggregate development cost of approximately $400 million.

Opportunity Zone Investing



OZ Opportunity Zone Investing — *Overview*

What are Opportunity Zones?

Opportunity Zones were created through the ***Tax Cuts and Jobs Act of 2017***. Opportunity Zones are **low-income census tracts** nominated by U.S. State Governors and certified by the U.S. Department of the Treasury, to encourage investors to reinvest their capital gains into these areas, in exchange for certain Federal (and possibly State) capital gains tax advantages. The **United States has over 8,700 designated Opportunity Zone census tracts** throughout the country, in every state and every U.S. territory.

Specially designated investment vehicles, known as ***Qualified Opportunity Funds***, must hold at least 90 percent of their assets in Opportunity Zone census tracts to realize the stipulated capital gains tax benefits.

U.S. taxpayers hold trillions of dollars in unrealized capital gains, which can serve as an untapped resource for economic development in Opportunity Zones. Qualified Opportunity Funds provide investors the chance to put that money to work in rebuilding the nation's left-behind communities. The OZ structure enables a broad array of investors to pool their resources into Opportunity Zones, increasing the scale of investments going to underserved communities.

How to take advantage of Opportunity Zones?

To take advantage of the tax benefits of investing in Opportunity Zones, investors must reinvest their capital gains from a prior investment into a ***Qualified Opportunity Fund***, within 180 days of the recognized sale of that prior investment.

Capital gains in a wide array of asset classes, including but not limited to: stocks, bonds, commodities, cryptocurrencies, artwork, automobiles, jewelry and real estate, are all eligible to received tax benefits through reinvestment of capital gains into Opportunity Zones.

Only capital gains are eligible to receive the Opportunity Zone benefits, but the eligible capital gains can be either short-term or long-term gains.

The principal/basis from a prior investment itself can also be invested into the OZ, but the non-capital gains investment would not receive the tax benefits associated with Opportunity Zones.

OZ Opportunity Zone Investing — *Opportunity Zone Map*


Vancouver
North Dakota
South Dakota
Minneapolis
Wisconsin
Toronto
Ottawa
Montreal
Quebec
Halifax
Boston
Providence
New York
Philadelphia
Washington
Richmond
Norfolk
Pittsburgh
Cleveland
Detroit
Milwaukee
Chicago
Columbus
Indianapolis
Kansas City
Nebraska
Kansas
Wyoming
Salt Lake City
Denver
UNITED STATES
Nevada
Sacramento
San Francisco
Fresno
Las Vegas
Los Angeles
San Diego
Tijuana
Phoenix
Tucson
El Paso
Oklahoma City
Memphis
Atlanta
Birmingham
Texas
San Antonio
Houston
New Orleans
Jacksonville
Orlando
Tampa
Miami
Hermosillo
Chihuahua
Monterrey
Torreón

OZ Opportunity Zone Investing — *Tax Advantages*

Under *Section 1400Z* of the *Tax Cuts and Jobs Act of 2017,* investors who elect to reinvest their capital gains into Opportunity Zones will receive multiple capital gains tax benefits.

Tax Benefits:

1. **Deferral of Capital Gains Taxes:** Capital gains (short-term or long-term) from the sale of any asset that are reinvested into units of OZ within 180 days following the disposition of that asset, shall be excluded from the unitholder's gross income until the earlier of: December 31, 2026, or the date the unitholder sells his/her OZ units.

2. **Elimination of Capital Gains:** OZ unitholders are exempt from federal taxation on capital gains derived from the appreciation of their investment in OZ units, if those units are held for at least 10 years.

3. **Possible State Income Tax Benefits under Opportunity Zone Program:** Depending on which State the unitholder is domiciled and if that State conforms with Federal Opportunity Zone regulations, that investor may be entitled to receive the same Federal Opportunity Zone capital gains tax benefits (deferral and elimination of capital gains taxes) on a State income tax level. [See map on the next page: *State Income Tax Advantages*]

4. **No Depreciation Recapture Tax Liability:** OZ unitholders who make a valid Opportunity Zone investment into OZ and hold their OZ units for at least 10 years will receive a stepped-up tax basis that will eliminate their depreciation recapture tax liabilities.

OZ Opportunity Zone Investing - *State Income Tax Advantages*

State conformity with Federal guidelines on Opportunity Zones at the Individual level:

The following States, shown in blue, have chosen to follow Federal guidelines on deferral of tax through investments in Opportunity Zones.

A State's conformity with the Federal Opportunity Zone provisions is an important factor for unitholders to consider. Unitholders in States that coupled with the Federal Opportunity Zone provisions may receive State tax incentives similar to those available at the Federal level.

Conversely, investors residing in not coupled States, shown in red, may not be able to defer State taxation on the initial gains invested in Opportunity Zones. However, unitholders in these not coupled States may also be required to recognize gain for State tax purposes on their eventual sale of their OZ investment.


Coupled
Not Coupled
States without broad-based personal income tax

Source: Institute on Taxation and Economic Policy.

Structural Advantages



OZ *Structural Advantages*


PREP
Advantages


Tax Advantages


NYSE Listed
Advantages


NYSE Listed
Advantages
PREP
Advantages
Tax Advantages

- Actively managed real estate by experienced real estate professionals.
- Greater diversification by geographic locations and asset types.
- Pass-through depreciation to investors.
- Ability to make quarterly distributions.*
- Annual distributions of at least 90% of operational income earned.*

- Deferral of previous capital gains that are reinvested into OZ until December 31, 2026.
- Elimination of all capital gains taxes on the appreciation of OZ units, if OZ units held for at least 10 years.
- State income tax benefits for unitholders who domicile in states that conforms with the Federal Opportunity Zone regulations, may be entitled to receive the same tax benefits on their State income taxes.
- Up to 20% tax deduction on dividend income if income exceeds depreciation amount.
- No depreciation recapture tax, if OZ units held for at least 10 years.

- Provides unitholders with better transparency and SEC reporting.
- Publicly traded on the NYSE provides easy access investing through any brokerage account without any subscription paperwork.
- Publicly traded on the NYSE provides liquidity for its unitholders, so they can control their investment exit amounts and timing (providing opportunity tax benefits for 20+ years).
- Both non-accredited and accredited investor access.
- Low investment minimum for investors.

+ Belpointe OZ Advantages

- Reduced annual Management Fee, only 0.75% (vs 2% traditionally).
- Minimal Carried Interest, only 5% (vs 20% traditionally).
- No Investor Servicing Fees.
- No Capital Calls.
- Acquisition of other Qualified Opportunity Funds and their stabilized assets, eliminates construction, development lease-up risks and increases operating cash flows.

*: We do not expect to pay any distributions until the proceeds of our initial public offering are invested and generating positive cash flow.

OZ Real Estate Group — *Investing without Construction Risk*

OZ being uniquely structured as a publicly traded partnership Qualified Opportunity Fund allows OZ to acquire other Qualified Opportunity Funds after their investments have been completed.

How is this even possible?

Stabilized Asset Acquisitions: Being the only Opportunity Zone structure to be publicly traded provides OZ the unique ability to acquire other Qualified Opportunity Funds and their opportunity zone assets without causing an inclusion event, thus preserving the Opportunity Zone tax benefits for its investors and ultimately providing OZ's unitholders with newly built qualified opportunity zone assets that are stabilized and generating positive cash flow without any construction risk.

Everyone WINS!!!

Win #1: Sponsors of the acquired Opportunity Zone Funds.

Typically, development projects take approximately 2 years to complete, thus requiring Qualified Opportunity Funds and their sponsors to hold their assets for an additional 8 years, to meet the minimum 10 year holding period required to receive the full Opportunity Zone tax benefits. OZ's unique ability to acquire other Qualified Opportunity Funds without an inclusion event for the acquired Qualified Opportunity Funds' investors, provides sponsors with the ability to exit their investment vehicles up to 8+ years earlier than previously planned, thus providing sponsors surety that they will receive their carried interest profits and that they will receive them up to 8 years faster than expected.

Win #2: Investors of the acquired Opportunity Zone Funds.

Investors benefit from OZ acquiring their Qualified Opportunity Funds because they will be able to recognize gains from their investments without losing any of their Opportunity Zone tax benefits plus simultaneously taking advantage of the additional benefits that OZ provides for its unitholders, such as: greater diversification, liquidity, lower fees, unitholders' investment exit control, and up to 20% tax deduction benefit on income that exceeds depreciation (IRC 199A).

Win #3: OZ Unitholders.

The OZ unitholders shall benefit from acquiring other Qualified Opportunity Funds as it will increase OZ's cash flow from operations, while decreasing risk by improving investment diversification and eliminating construction/development risks.

OZ Real Estate Group — *Investment Strategy*

OZ's in[illegible]egy is centered [illegible] multifamily developments and the acquisition of other [illegible] Opportunity Funds with st[illegible]ltifamily assets throughout the United States, usi[illegible]owing fundamental investment c[illegible]ons.

Geographic Locations: Metropolitan markets and sub-markets within 75 miles of metropolitan areas that have shown significate employment and population growth. Specifically, OZ has studied the 2011 to 2015 census data on which Opportunity Zone tracts are designated and has updated this census data to reflect current economic conditions, trends and opportunities.

Stabilized Asset Acquisitions: Being the only publicly traded Opportunity Zone structure provides OZ the unique ability to acquire other Qualified Opportunity Funds and their stabilized assets, without causing their investors to lose any Opportunity Zone tax benefits.

Asset Classes: Multifamily is the beneficiary of the shift in attitude by society toward renting versus home ownership, which will be a major allocation of OZ's investment strategy.

Investment Platforms: OZ's innovative investment platforms provides OZ with better access to off-market opportunities and enhanced development oversight:

I. Franchise Platform: Developers that are OZ affiliated development companies in specific regions throughout the Unites States that bring local expertise and knowledge.

II. Programmatic Platform: Exclusive joint ventures with highly established and experienced regional development partners.

Strategic Locations: Infill developments typically have more barriers to entry for new supply and are close to employment and transportation, which leads to top-line growth.

Stringent Underwriting: Belpointe's tightly managed and controlled process to examine all elements of investments with respect to investing real estate assets, such as: asset location, asset classifications, demographics, employment data, risk factors, income producing capabilities, potential asset appreciation, tax considerations, liquidity and overall market fundamentals.

Only those assets that meet OZ's stringent investment criteria will be accepted into the OZ.

OZ Real Estate Group — *Risk Mitigation*

OZ's unique combination of risk mitigating strategies will provide its unitholders with the opportunity for long-term distributions and capital appreciation while lowering risk.

Development & Construction Oversight: We believe Belpointe's unique real estate team of former AvalonBay® developers and construction professionals brings unmatched real estate development experience that other real estate funds do not have internally, which is crucial when managing risk in construction and significant renovation projects.

Geographic Diversification: Investments will be diversified throughout the United States, which reduces risk of specific regional or metropolitan market volatility.

Asset Class (Multifamily): OZ will allocate approximately 85% of its capital to developing multi-family or mixed-use developments because they are less sensitive to economic fluctuations than other real estate categories.

Reduced Leverage: OZ's targeted asset portfolio leverage upon stabilization is below 60% loan-to-value, which greatly reduces the risk during economic downturns.

Lower Fees: Low annual Management Fees of only 0.75%, and no investor servicing fees, which greatly decreases risk for OZ's unitholders due to the decreased costs associated with their investment.

Stabilized Asset Acquisitions (Eliminating Construction Risk): Being the only publicly traded Opportunity Zone structure allows OZ to acquire other Qualified Opportunity Funds and their newly built cash flowing assets, without causing their investors to lose any of their Opportunity Zone tax benefits. OZ's unitholders will also receive the Opportunity Zone tax benefits but without the risks associated with construction.

Asset Diversification: OZ will provide greater risk mitigation for its unitholders by accumulating a larger and more diverse real estate portfolio than most of its competitor Opportunity Zone fund vehicles, which are typically structured as private partnerships or limited liability companies. Such competitors due to their vehicle structures are limited in the quantity of investments they can make under the Opportunity Zone regulations, thus resulting in a lack of diversification which increases risk for its investors. Additionally, acquiring stabilized assets eliminates what we believe is one of the biggest risks in Opportunity Zone investing, the construction risk.

OZ Real Estate Group — *Track Record Investment*

Belpointe's historical track record includes the development of "Baypointe", which is a Class A direct waterfront apartment community in downtown Stamford, Connecticut, which is located in an Opportunity Zone.

Description of the Baypointe Development:

Baypointe is a Stamford boutique luxury waterfront apartment community, which was built in 2017 by Belpointe's development and construction teams. The apartments at Baypointe offer its residents Long Island Sound water views, stainless steel appliances, quartz countertops, covered parking, floor-to-ceiling windows, and large loft-style floor plans. The resort-style amenities at Baypointe provides its residents with an expansive community lounge with a luxury demonstration kitchen, billiards room, fitness center and a waterfront swimming pool. Though located in an Opportunity Zone, Baypointe is still perfectly situated on the harbor with it a boardwalk that connects it to several great restaurants, marinas, a pier and a large public park with boating and tennis. Baypointe is also conveniently located to I-95 and the Stamford train station, which allows commuters access to NYC within 45 minutes.

Baypointe was built for an approximate total cost of $39.1M and sold in June 2019 for $50M.



FUND ASSET OVERVIEWS

Market: Sarasota

1991 Main Street, Sarasota, Florida





1991 Main, located at the intersection of Main Street and Links Avenue in downtown Sarasota, Florida, will be redeveloped into an approximately 418+ apartment home community. 1991 Main will feature two high-rise buildings with approximately 55,000 sq.ft. of retail space on the first level.

We anticipate 1991 Main will consist of one-, two- and three-bedroom apartments and a limited number of four-bedroom townhome-style penthouse apartments. Building 1, located along Main Street, will feature approximately 240 apartments. Building 2, fronting Linx Avenue, will feature approximately 178 apartments. The buildings will vary between 7 to 10 stories. All top floor units will be two-level townhome-style penthouse apartments with bedrooms and living space upstairs. We anticipate amenities at each building will include a clubroom, fitness room, center courtyard with heated, saltwater pool, grills and seating and roof top amenities including a community room and a private dining area for private events as well as outdoor grills and seating. Adjacent to the roof top amenities at each building, will be three guest units available to guests or families of residents for a fee. Each building will have its own leasing office located at the entry lobby. Approximately 700+ parking spaces will serve the 2 buildings including 590+/- from an existing parking garage and 125 new spaces at the ground level. Retail space is anticipated to include a 23,000 sq. ft grocer, 10,000 sq. ft food hall and several smaller spaces for cafes and restaurants.

Market: Sarasota

1700 Main Street, Sarasota, Florida





1700 Main, located on Main Street between Pine Street and Indian Street in downtown Sarasota, Florida, will be redeveloped into an approximately 160+ apartment home community. 1700 Main will feature one, ten-story building with approximately 7,000 sq.ft. of retail space on the first level.

1700 Main will offer one-, two- and three-bedroom apartments. Of the approximately 160+ apartments, the front four top floor units facing Main Street will step back from the building facade and feature 18 ft ceilings with additional living space upstairs, in townhome-style penthouse units. We anticipate the building will have a fourth-floor amenity space with a clubroom, fitness center and a south facing courtyard with swimming pool and rooftop terrace. The new building will wrap around an existing office building located at 1718 Main Street, which we also own.

1700 Main is located on 1.3 acres along Main Street in downtown Sarasota. Less than one mile from Route 41 and five miles from Interstate 75. 1700 Main backs up to Bamboo Lane, an East-West road linking Pine Place and Indian Place. 1700 Main is approximately 3/4 of a mile inland from the coast. Shopping, dining, and arts are within steps of 1700 Main.

Market: Sarasota

1701 Ringling Boulevard, Sarasota, Florida





Catholic Church
Coldwell Banker Commercial Services
BB&T
Whole Foods Market
Sabal Trust Company
Main Street Shoe Repair
Wells Fargo Bank
Farmers Market
First Sarasota
The Gator Club
Main St
Chevron
United States Postal Service
1701 Ringling Blvd, Sarasota, FL 34236
Frontier Communications Retail Store
PNC Bank
Northern Trust
Jimmy John's
Sarasota County Administration Building
Sarasota Housing Authority
Indigenous
The Bullet Hole
J Wood Realty
Downtown Sarasota Historic District

1701 Ringling is an existing, six-story, approximately 80,000 sq.ft. office building, formerly owned by Frontier Communications Corporation. 1701 Ringling is located between Main Street and Ringling Boulevard, two primary roads, in downtown in Sarasota, Florida. We acquired 1701 Ringling for the purpose of adding its development rights to 1700 Main Street as well as for improving the overall neighborhood.

We anticipate renovations on 1701 Ringling will include the creation of a tall, glass front lobby area, the conversion of the freight elevator into a stylish, oversized passenger elevator, and the reinstallation of windows in the facade. Frontier Communications has leased back 1/3 of the first floor, half of the second floor and the entire third and fourth floors along with utility closets and roof top space. We anticipate that the unleased spaces will be leased as renovations progress. 1701 Ringling currently has 15 onsite parking spaces and 75 offsite parking spaces, located one block from the office building. We anticipate the offsite parking will be renovated into approximately 100 parking spaces.

Market: St. Petersburg

1000 First Avenue North, St. Petersburg, Florida





The Towers at 1000 First Avenue North are located at 902-1020 First Avenue North in downtown St Petersburg, Florida. We acquired six contiguous parcels, comprising 1.6-acres of land, which we anticipate developing into an approximately 260 apartment home community. We anticipate the Towers will consist of two towers connected on the first four levels by an approximately 408 space, 21,000 sq.ft. parking garage. The Towers will offer approximately 17,000 sq.ft. of retail and restaurant space along First Avenue North and Baum Street. The Towers received local approvals in May 2021 and we currently anticipate that construction will commence in 2022.

The Towers will offer a mix of studio, one-, two- and three-bedroom apartments on floors five through fifteen. We anticipate amenities, including a community room, fitness room and center courtyard with a pool, outdoor kitchen and seating, will be located on the 5th floor between the two towers We anticipate a roof top terrace, on the 15th floor, will include an interior clubroom and outdoor living space. A pocket park is planned at the corner of Baum Street and Martin Luther King, Jr. Street and will pay homage to the former Shirley Ann Hotel which once operated where The Towers will be constructed. This homage will represent the scale and original design of the hotel in both facade recreation and shade structure. St. Petersburg residents will be able to pass through the facade into the park or grab a seat in the shade on the low walls at its base.

Market: Nashville

900 Eighth Avenue, Nashville, Tennessee





900 Eighth is an eight-story apartment building, that will feature approximately 265 apartments and approximately 10,700 sq.ft. of retail space in central Nashville, Tennessee. The new apartments will be steps away from The Gulch and Downtown neighborhoods and Music Row. Shopping, dining, and entertainment are conveniently nearby.

900 Eighth is located at the interchange of I-65 and I-40, with easy access to areas outside of Nashville. We anticipate that 900 Eighth will include studio, one-, two- and three-bedroom apartments. We anticipate that the top floor of all apartments will be mezzanine penthouses featuring living space and a large outdoor private terrace. An approximately 355 space parking garage will be constructed on the first two levels, with six stories of apartments above.

We anticipate 900 Eight's amenities to include a third-floor fitness center with yoga studio and third floor courtyard with pool, outdoor kitchen and living area. We anticipate roof top amenities to include a game room, clubroom that flows to an outdoor living area, sound studio and outdoor stage for performances with soft seating.

Market: Nashville

Nashville No. 2, Nashville, Tennessee

(Rendering and Map Omitted)

We anticipate that Nashville No. 2 will feature an approximately 410+ apartment home community in two, six-story buildings. Nashville No. 2 is located in an emerging area of Nashville and features riverfront living and easy access to amenities, offices and downtown Nashville. Nashville No. 2 is located less than 3 miles from the new Oracle campus and the proposed Major League Baseball Stadium. We anticipate developing Nashville No. 2 into a combination of one-, two- and three-bedroom apartment homes which will be featured along with penthouse mezzanines with private terraces at all top floor apartments. Parking will be offered in a two-level podium garage under the apartments along with limited surface parking.

We anticipate that Nashville No. 2 will feature an outdoor, heated, saltwater swimming pool and additional amenities such as a fitness center, game room and co-working spaces.

Market: Mansfield

Storrs Road Mansfield, Connecticut





Storrs Road is an approximately 9-acre site located 2.7 miles from the University of Connecticut. We anticipate that Storrs Road will be a future multifamily development.

Investor Relations contact:
Cody Laidlaw
claidlaw@belpointe.com

Headquarters:
255 Glenville Road
Greenwich, CT 06831
(203) 883-1944